                                                                    EXHIBIT 99.1



SAP CONCLUDES ADDITIONAL INVESTMENT IN COMMERCE ONE

WALLDORF, Germany - August 24, 2001 - SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced it has received all necessary approvals from U.S. antitrust authorities for its additional investment in Commerce One and the acquisition has been closed. Through the additional investment, SAP has expanded its alliance with Commerce One and now owns slightly more than 20 percent of Commerce One outstanding common stock.

As stated in the July 19th second quarter earnings release, SAP will be required as a result of surpassing the 20% ownership threshold in Commerce One to use the equity method of accounting to record, in finance income, a portion of Commerce One's net income or loss based upon SAP's investment percentage. Under
U.S. GAAP, the equity method must also be applied retroactively to improve comparability. Finance income will thus be restated to include 2.6% and 4.4% of Commerce One's first and second quarter loss, respectively as well as other acquisition related adjustments. Accordingly, SAP will reduce its reported finance income for the first and second quarter of 2001 by approximately Euro 8 million and Euro 85 million, respectively. The impact is on financial income only. This is a purely accounting measure that neither effects SAP's cash position, nor its operating results. The 2001 second quarter impact is largely due to the one-time charges resulting from the write-off of intangible assets at Commerce One.

SAP will release full retroactively adjusted Income Statements and Balance Sheets for its 2001 first and second quarters on October 18th. Also on that day, SAP will report its third quarter results.


About SAP
SAP is the world's leading provider of e-business software solutions. Through the mySAP.com(R) e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 15,000 companies in over 120 countries run more than 36,000 installations of SAP(R) software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com)


ABOUT SAP
SAP is the world's leading provider of e-business software solutions. Through the mySAP.com(R) e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 15,000 companies in over 120 countries run more than 36,000 installations of SAP(R) software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at www.sap.com)

--------------------------------------------------------------------------------
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the SAP Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.